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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                 GOOLU INC.
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                              (Name of Issuer)

                               Common Stock
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                      (Title of Class of Securities)

                                  38259N
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                              (CUSIP Number)

   Arthur Cheng, 1000 - 355 Burrard Street, Vancouver, British Columbia,
                              Canada V6C 2G8
                          Telephone (604) 608-0229
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    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notice and Communication

                            September 15, 2000
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          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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CUSIP No.           38259N
            ---------------------------
1)    Names of Reporting Persons/I.R.S. Identification Nos. of Above
      Persons.

      Hsueh-Mei Chang
      --------------------------------

2)    Check the Appropriate Box if a Member of a Group

(a)   [     ]
(b)   [  x  ]

3)    SEC Use Only
                       ---------------------------------------------------
4)    Source of Funds         PF
                       ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      --------------------------------------------------------------------

6)    Citizenship or Place of Organization      Taiwanese
                                               ---------------------------

Number of               (7)  Sole Voting Power     136,592
Shares Bene-                                     -------------------------
Ficially                (8)  Shared Voting Power
Owned by                                            ----------------------
Each Reporting          (9)  Sole Dispositive Power     136,592
Person                                                --------------------
With                    (10) Shared Dispositive Power
                                                        ------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                        136,592
      --------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      --------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)   27.25%
                                                          ----------------

14)   Type of Reporting Person     IN
                                ------------------------------------------

                                                         Page 2 of 5 Pages


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ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of common stock, with no par value, of Goolu Inc. ("Goolu"), a Colorado corporation having a principal executive office at 1000 - 355 Burrard Street, Vancouver, British
Columbia, Canada V6C 2G8.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed on behalf of Hsueh-Mei Chang, a businessman having an address at 28-3F, #8, Bao-Ching St., Hsien-Tien, Taipei 231, Taiwan. Hsueh-Mei Chang is a citizen of Taiwan.

During the last five years, Hsueh-Mei Chang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Hsueh-Mei Chang used his personal capital to purchase shares of Goolu.

ITEM 4.     PURPOSE OF TRANSACTION.

Hsueh-Mei Chang acquired his shares of Goolu for investment purposes.

Hsueh-Mei Chang does not have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. Hsueh-Mei Chang reserves the right to acquire additional securities of Goolu, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Goolu or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

On or about July 18, 2000 and July 27, 2000, Hsueh-Mei Chang acquired 50,000 and 85,592 common shares (the "Shares"), respectively, or approximately 27.25% of the issued and outstanding shares, of Goolu at a price per share of approximately $0.37 pursuant to a stock purchase agreement (the "Agreement") dated effective June 20, 2000 between Global Online Ltd. and Estey Agencies Ltd. and certain persons, which Agreement is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference. Hsueh-Mei Chang is the beneficial owner and has sole voting and dispositive power over the Shares.

                                                        Pages 3 of 5 Pages


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of the date hereof, there exist no agreements or understandings between Hsueh-Mei Chang on the one hand and any other persons or entities on the other hand that would cause Hsueh-Mei Chang and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number            Description
     --------------            -----------

           1                   Stock Purchase Agreement dated effective
                               June 20, 2000.

                                                        Pages 4 of 5 Pages


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                               SIGNATURE
                               ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               September 15, 2000
                                         ---------------------------------
                                                     (Date)

                                           By:   /s/ Hsueh-Mei Chang
                                         ---------------------------------
                                                   (Signature)

                                                 Hsueh-Mei Chang
                                        ---------------------------------
                                                 (Name and Title)

                                                        Pages 5 of 5 Pages


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                                  EXHIBIT INDEX

     Exhibit Number          Description
     --------------          -----------

           1                 Stock Purchase Agreement dated effective
                             June 20, 2000.